

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
Li-Hsing Chen
President and Chairman of the Board
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Tauyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 7, 2014**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Balance Sheets, page F-4

1. Please tell us what the $8,635,987 balance in prepaid and other current assets is comprised of, how you accounted for the components, how the valuation of the components was determined, and how you concluded that classification of the amount as a current asset is appropriate.

Note 1: Nature of Operations and Summary of Accounting Policies
Property and Equipment, page F-9

2. Please tell us what the $3,301,340 balance of land included in the PP&E balance represents, when the property was purchased, and how its valuation and initial recognition was determined.

Note 4: Related Party Transactions, page F-12

3. We note several purchases of land were completed during the fiscal year ended December 31, 2013. It appears that shares of stock were ultimately issued as payment for the properties. Please tell us where the land has been recorded in your financial statements, how you determined the proper accounting treatment for each purchase, and how you determined the valuation assigned to each property was appropriate. If the share price of the stock issued was used to value each property, tell us how you determined this value to be a reliable measure since your shares have historically had low trading volume.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 3: Land Acquisition, page 6

4. We note the purchase of land for $28,165,580 in March 2014. Please tell us why this purchase has been recorded as a current asset and identified on your balance sheet as a prepaid and other current asset. Also tell us how you determined the value to record the property on your balance sheet. If the value was determined based upon your share price, tell us how you determined this amount to be a reliable measure in light of the fact that shares in your stock have been thinly traded. Also, include in your response your accounting treatment of the issuance and repayment of the promissory note associated this with transaction, including the amount of the note.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief